Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-176797
PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated September 28, 2011)

2,500,000 Shares of Common Stock
400,000 Shares of Common Stock Underlying Warrants

This Prospectus Supplement No. 5 supplements the prospectus dated September 28, 2011, as supplemented by Prospectus Supplements Nos. 1, 2, 3 and 4 dated January 9, 2012, February 15, 2012, February 16, 2012, and March 21, 2012, respectively (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-176797) (the “Registration Statement”). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained and incorporated by reference in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by Commerce Court Small Cap Value Fund, Ltd., or Commerce Court, of up to 2,500,000 shares of our common stock, no par value per share, the exercise by Commerce Court of warrants, and resale from time to time by Commerce Court of 400,000 shares of common stock underlying the warrants. We are not selling any shares of common stock under the Prospectus and this prospectus supplement, and therefore, we will not receive any proceeds from the sale of shares by the selling shareholder. We will, however, receive proceeds upon the exercise of warrants to purchase an aggregate of up to 400,000 shares of our common stock held by Commerce Court to the extent such warrants are exercised for cash.

Our common stock is quoted on The NASDAQ Global Market under the symbol “EMKR”. On March 29, 2012, the last reported closing sale price of our common stock was $4.79.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the section entitled “Risk Factors” beginning on page 1 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K, filed with the SEC on December 29, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 30, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 27, 2012
Date of Report (Date of earliest event reported)

EMCORE CORPORATION
Exact Name of Registrant as Specified in its Charter

New Jersey	0-22175	22-2746503
State of Incorporation	Commission File Number	IRS Employer Identification Number

10420 Research Road, SE, Albuquerque, NM  87123
Address of principal executive offices, including zip code

(505) 332-5000
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

On March 27, 2012, EMCORE Corporation (the “Company”) entered into a Master Purchase Agreement (the “Purchase Agreement”) with Sumitomo Electric Industries, Ltd. (“SEI”) pursuant to which the Company has agreed to sell certain assets and transfer certain obligations of the Company's Vertical Cavity Surface Emitting Lasers (“VCSEL”)-based product lines (the “Purchased Assets”) for aggregate cash consideration of $17 million (the “Purchase Price”), subject to customary adjustments, including, without limitation, inventory adjustments, to the Purchase Price (the “Transaction”). The Purchased Assets include fixed assets, inventory, and intellectual property for the VCSEL-based product lines within the Company's fiber optics business unit. At the closing (the “Closing”), SEI will deposit $2,550,000 of the Purchase Price into escrow as security for indemnification obligations of the Company under the Purchase Agreement.

The Purchase Agreement includes customary representations, warranties, covenants, termination provisions and indemnities by the Company and SEI. Each party's obligation to consummate the Transaction is conditioned upon, among other things, (i) the accuracy of the parties' representations and warranties as of the closing, (ii) the parties' performance, in all material respects, of all covenants, and (iii) regulatory approval from the Committee on Foreign Investment in the United States. Either party will have the right to terminate the Purchase Agreement if the Closing has not occurred by July 1, 2012.

The Company expects to record a gain of approximately $7 to $9 million, subject to certain closing adjustments, before tax, upon completion of this asset sale.

Item 7.01.    Regulation FD Disclosure.

In accordance with General Instruction B.2. of Form 8-K, the following information, including Exhibit 99.1, shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall such information and exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such a filing.

On March 28, 2012, the Company issued a press release announcing that the Company had entered into the Purchase Agreement as described in Item 1.01 above. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01.    Financial Statements and Exhibits.
(d)    Exhibits.

Exhibit No.	Description
Exhibit 99.1	Press Release dated March 28, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE CORPORATION
Dated: March 28, 2012	By: /s/ Mark B. Weinswig Name: Mark B. Weinswig Title: Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE

EMCORE Corporation Announces $17 Million Sale of Assets for Its VCSEL-Based Product Lines

Albuquerque, New Mexico, March 28, 2012 - EMCORE Corporation (NASDAQ: EMKR), a leading provider of compound semiconductor-based components and subsystems for the fiber optics and solar power markets, announced today that it had entered into a definitive agreement, subject to closing conditions, to sell certain assets and transfer certain obligations of its Vertical Cavity Surface Emitting Lasers (VCSEL)-based product lines to Sumitomo Electric Device Innovations USA, Inc. (SEDU). The consideration for this sale will be $17 million in cash, subject to closing adjustments.

The assets to be sold include fixed assets, inventory and intellectual property for the VCSEL-based product lines within EMCORE's fiber optics business unit. These product lines include VCSEL and photodiode components, parallel optical transceiver modules, and active optical cables. EMCORE will retain its Telecom and Broadband fiber optics products that include its market leading tunable lasers, tunable XFPs, Cable TV modules and transmitters, FTTx transceivers, Indium Phosphide (InP)-based lasers, photodiodes, and modulators, video transport and specialty photonics products. The sale of the VCSEL product line allows EMCORE to focus its fiber optics product portfolio in areas of strong product differentiation. In fiscal year 2011, the VCSEL-based product lines contributed approximately 5% of EMCORE's overall revenue.

Furthermore, this sale of the VCSEL-based product lines is expected to simplify EMCORE's operating structure, reduce fixed costs, and improve market focus. EMCORE's core competencies in compound semiconductor-based products and performance capabilities remain the cornerstones of its Fiber Optics business, addressing high-speed fiber optic transmission for telecom, broadband, and military and defense applications.

“The decision to sell the VCSEL-based product lines is strategic and market driven,” stated Dr. Hong Hou, EMCORE's Chief Executive Officer. “Our product and technology portfolio is strongly aligned to support current and future requirements in tunable, coherent high-speed transmission systems and next-generation broadband architectures. The proceeds from the transaction significantly improve our balance sheet and the sale is expected to reduce the time to reaching profitability. Along with the improved operating model, the transaction will benefit our customers as we focus our investment in telecom, broadband and specialty photonics products to remain industry leaders in those respective product lines in our fiber optic business segment.”

The transaction is expected to close shortly after securing regulatory approval by the Committee on Foreign Investment in the United States (“CFIUS”).

About EMCORE
EMCORE Corporation offers a broad portfolio of compound semiconductor-based products for the broadband, fiber optics, satellite and solar power markets. EMCORE's Fiber Optic segment offers optical components, subsystems and systems for high-speed data and telecommunications networks, cable television (CATV) and fiber-to-the-premise (FTTP), as well as specialty photonics technologies for defense and homeland security applications. EMCORE's Photovoltaic segment provides products for both satellite and terrestrial applications. For satellite applications, EMCORE offers high-efficiency Gallium Arsenide (GaAs) solar cells, Covered Interconnect Cells (CICs) and panels. For terrestrial applications, EMCORE is adapting its high-efficiency GaAs solar cells for use in solar concentrator systems. For further information about EMCORE, visit http://www.emcore.com.

About Sumitomo Electric Device Innovations USA, Inc., (SEDU)
Sumitomo Electric Device Innovations USA, Inc., (SEDU), a subsidiary of Sumitomo Electric Inc, is a leading provider of optical components and modules to the telecom, CATV, broadband, and data communications markets. SEDU offers a comprehensive array of transceivers, transmitters, receivers, lasers, photodiodes, and passive components. SEDU also provides a comprehensive line of RF high power wireless solutions. SEDU focuses on the Americas market, while drawing on the well-established global presence of Sumitomo to achieve integrated support to customer facilities throughout the world. http://www.sei-device.com.

Forward-looking statements:
This release contains forward−looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including forward−looking statements regarding the asset sale transaction contemplated by the Company's master purchase agreement with SEDU, the possibility of obtaining regulatory approvals for that transaction and the Company's future prospects. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward−looking statements, including, without limitation, risks relating to the likelihood of obtaining regulatory and other approvals necessary to consummate the asset sale transaction with SEDU,   risks related to our ability to profitably grow our company, and other risks detailed in our filings with the SEC, including those detailed in EMCORE's Annual Report on Form 10-K under the caption “Risk Factors,” as updated by EMCORE's subsequent filings with the SEC, all of which are available at the SEC's website at http://www.sec.gov. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. EMCORE Corporation does not intend, and disclaims any obligation, to update any forward−looking information contained in this release or with respect to the announcements described herein.

Contact:
EMCORE Corporation
Mark Weinswig
Chief Financial Officer
(505) 332-5000
investor@emcore.com

TTC Group
Victor Allgeier
(646) 290-6400
vic@ttcominc.com